Exhibit 12

AZTAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

	YEAR ENDED					YEAR ENDED	SIX MONTHS ENDED		SIX MONTHS ENDED
	Actual					As Adjusted (1)	Actual		As Adjusted (1)
	1999	2000	2001	2002	2003	2003	JULY 3, 2003	JULY 1, 2004	JULY 1, 2004
Income from continuing operations before income taxes	$10,135	$70,695	$90,083	$95,833	$89,384	$89,384	$53,273	$41,579	$41,579
Fixed charges excluding interest expense capitalized	59,750	49,290	46,032	45,280	39,301	40,152	20,191	18,825	18,922
Amortization of previously capitalized interest	1,041	1,041	1,041	970	958	958	481	472	472

Adjusted earnings	$70,926	$121,026	$137,156	$142,083	$129,643	$130,494	$73,945	$60,876	$60,973

Fixed charges:
Interest expense	$52,763	$41,913	$39,182	$41,224	$36,375	$37,226	$18,766	$17,409	$17,506
Interest portion of rent (2)	6,987	7,377	6,850	4,056	2,926	2,926	1,425	1,416	1,416

	59,750	49,290	46,032	45,280	39,301	40,152	20,191	18,825	18,922
Interest expense capitalized	—	119	1,326	3,004	8,322	8,322	3,353	6,314	6,314

Total fixed charges	$59,750	$49,409	$47,358	$48,284	$47,623	$48,474	$23,544	$25,139	$25,236

Ratio of earnings to fixed charges	1.19x	2.45x	2.90x	2.94x	2.72x	2.69x	3.14x	2.42x	2.42x

(1)	As adjusted reflects the issuance of the notes and the application of the proceeds thereof and the redemption of Aztar’s 8 7/8% Senior Subordinated Notes due 2007, as if each had occurred at the beginning of the applicable period.

(2)	The portion of operating lease rental expense considered to be representative of the interest factor is calculated as the actual interest expense inherent in Aztar’s lease payments for its Tropicana Las Vegas property prior to the February 28, 2002 acquisition of the 50% partnership interest in Tropicana Enterprises that it did not own plus one-third of all other rents.